UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NORDSON CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Ohio	0-7977	34-0590250
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

28601 Clemens Road

Westlake, Ohio 44145

(Address of Principal Executive Offices, including Zip Code)

Robert E. Veillette

Vice President, General Counsel and Secretary

440-892-1580

(Name and telephone number, including area code, of the person to contact in connection with this filing)

Check the appropriate box below to indicated the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Item 1.01	Conflict Minerals Disclosure and Report

Our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is available on our website at www.nordson.com.

Item 1.02	Exhibit

Our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

NORDSON CORPORATION

Date: May 31, 2017	By:	/s/ Robert E. Veillette
Robert E. Veillette Vice President, General Counsel and Secretary